Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

February 9, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Basel Medical Group Ltd Draft Registration Statement on Form F-1

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) is hereby submitting a draft registration statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial underwritten public offering of the Company’s ordinary shares in an amount yet to be determined.

The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700 or btan@srfc.law and mmak@srfc.law.

Very truly yours,

/s/ Raymond Wai Man Cheung
Name: Raymond Wai Man Cheung
Title: Chief Executive Officer and Director